UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UMAMI SUSTAINABLE SEAFOOD INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904074101

(CUSIP Number)

Giovanni Caruso, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2010

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No. 904074101	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOTOMAX S.A. DE C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION MEXICO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on 49,412,006 shares of common stock outstanding as reported by the issuer in its Form 10-Q for the period ended September 30, 2010.

CUSIP No. 904074101	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VILHELM MAR GUDMUNDSSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION ICELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of shares owned by Motomax S.A. de C.V., a corporation which is 99.99% owned by Mr. Gudmundsson’s spouse, Karla Adriana Garcia.

(2)  Based on 49,412,006 shares of common stock outstanding as reported by the issuer in its Form 10-Q for the period ended September 30, 2010.

CUSIP No. 904074101	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KARLA ADRIANA GARCIA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION MEXICO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists of shares owned by Motomax S.A. de C.V., a corporation which is 99.99% owned by Mr. Gudmundsson’s spouse, Karla Adriana Garcia.

(2)  Based on 49,412,006 shares of common stock outstanding as reported by the issuer in its Form 10-Q for the period ended September 30, 2010.

CUSIP No. 904074101	Page 5 of 8

Item 1.	Security and Issuer.

Common Stock of Umami Sustainable Seafood Inc. (the “Issuer”), with a principal place of business located at 405 Lexington Avenue, 26th Floor, Suite 2640, New York, NY 10174.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is filed by (i) Motomax S.A. de C.V., a corporation organized under the jurisdiction of Mexico (“Motomax”); (ii) Vilhem Mar Gudmundsson, a citizen of the United States and (iii) Karla Adriana Garcia, a citizen of Mexico (collectively, the “Reporting Persons”).  Ms. Garcia owns 99.99% of Motomax and is Mr. Gudmundsson’s spouse.

(b)
The business address of Motomax is #68 Linda Vista, Col. Villahermosa, San Carlos, Sonora, Mexico C.P. 85506 and the business address of Mr. Gudmundsson and Ms. Garcia is 2912 Winding Fence Way, Chula Vista, California 91914.

(c)
Motomax is in the business of financial holdings.  The principal occupation of Mr. Gudmundsson is chief executive officer of Oceanic Enterprises and Baja Aqua Farms, subsidiaries of the Issuer and Ms. Garcia is not employed and is not seeking employment.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 30, 2010, the Issuer issued ten million shares of its common stock to two persons in connection with the acquisition of the equity of Baja Aqua Farms, S.A. de C.V., a Mexican corporation (“Baja”) and its affiliate Oceanic Enterprises, Inc., a California corporation (“Oceanic”). Three million of those shares were issued to Motomax.

Item 4.	Purpose of Transaction.

The purpose of the transaction was for the Issuer to acquire the equity of Baja and Oceanic.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

CUSIP No. 904074101	Page 6 of 8

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The approximate aggregate percentage of Issuer’s common stock reported beneficially owned by the Reporting Persons herein is based on the number of issued and outstanding shares of Common Stock of the Issuer as of September 30, 2010 and is equal to 49,412,066 as of the close of business on September 30, 2010.  The Reporting Persons beneficially own an aggregate of 3,000,000 shares of the Issuer’s common stock, representing approximately 6.1% of the total issued and outstanding shares of the Issuer’s common stock.

(b) The Reporting Persons beneficially own an aggregate of 3,000,000 shares of the Issuer’s common stock.  Motomax has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 6.1% of the total issued and outstanding shares of common stock of the Issuer.  Although neither Mr. Gudmundsson or Ms. Garcia directly owns any of the Issuer’s common stock, they may each be deemed beneficial owners of the Exchange Shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, because Ms. Garcia controls Motomax and Mr. Gudmundsson is Ms. Garcia’s spouse.

(c) Other than the acquisition of the shares of common stock reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

10.1
Joint Filing Agreement, dated February 2, 2011, by and between Motomax S.A. de C.B., Karla Adriana Garcia and Vilhelm Mar Gudmundsson, pursuant to Rule 13d-l (k)(I) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 904074101	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 24, 2011

MOTOMAX S.A. de C.V.

By:	/s/ Karla Adriana Garcia
Name: Karla Adriana Garcia
Title:

/s/ Vilhelm Mar Gudmundsson
Name: Vilhelm Mar Gudmundsson

/s/ Karla Adriana Garcia
Name: Karla Adriana Garcia

CUSIP No. 904074101	Page 8 of 8

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: February 2, 2011

MOTOMAX S.A. de C.V.

By:	/s/ Karla Adriana Garcia
Name: Karla Adriana Garcia
Title:

/s/ Vilhelm Mar Gudmundsson
Name: Vilhelm Mar Gudmundsson

/s/ Karla Adriana Garcia
Name: Karla Adriana Garcia